Reply to the Attention of	Thomas J. Deutsch
Direct Line	604.691.7445
Direct Fax	604.893.2679
Email Address	thomas.deutsch@mcmillan.ca
Our File No.	57562V-297082-Transaction Documents
Date	April 3, 2023

Via EDGAR Correspondence

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention:         Jennifer O’Brien, Staff Accountant

and                   John Coleman, Mining Engineer

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp.

Form 10-K for Fiscal Year Ended July 31, 2022

Form 10-Q for Fiscal Quarter Ended October 31, 2022

File No. 001-33706

Response to the SEC Comment Letter

We are writing as counsel to and on behalf of Uranium Energy Corp. (the “Company” or “UEC”) and in response to the recent comment letter (the “Comment Letter”), dated February 16, 2023, from the United States Securities and Exchange Commission (the “SEC”).

We are pleased to hereby provide the SEC with the Company’s responses to the Comment Letter, and please note that we have repeated below each of the comments/requests contained in the Comment Letter and responded in each instance in bold and immediately thereafter for, we hope and trust, the SEC’s ease of reference in review.

In this respect we note that we refer below to the Company’s updated and amended Form 10-K/A (the “Form 10-K/A”), together with each of the noted and updated Technical Report Summaries (each, a described “TRS”) in this matter, which are responsive to the SEC’s Comment Letter, and which the Company has now filed on EDGAR.

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April 3, 2023 Page 2

SEC Comment Letter:

“Form 10-K for Fiscal Year Ended July 31, 2022

Item 2. Description of Properties, page 28

“1.	Please disclose the selected point of reference with your summary resource table as required by Item 1303 (b)(3)(v) of Regulation S-K, and clarify the commodity price used for the Yuty resource.”

Company Response:

In this respect the Company notes that its updated and now filed TRS for its Yuty Project confirms that the subject commodity price is $65 per pound which has now been added to the Yuty Project TRS in support at page 11-41 of this TRS.

In this respect the Company also notes that its updated and now filed TRS for its Anderson Project confirms that the subject commodity price is also $65 per pound which has now been added to the Anderson Project TRS in support at page 11-48 of this TRS.

SEC Comment Letter:

“2.	For each material property please include the location, accurate to within one mile, using an easily recognizable coordinate system as required by Item 1304 (b)(1)(i) of Regulation S-K.”

Company Response:

In this respect the Company notes the following exact page references in each previously filed and now updated and filed TRSs whereby the location of the Company’s requisite Project property interests have been identified using longitude and latitude.

In addition, the Company also notes that each of its updated and now filed TRSs for each of its Yuty Project and Wyoming Hub and Spoke Project have been revised and provide for the location of their respective Project property interests by way of longitude and latitude as well:

●	Anderson Project TRS:

In this respect the Company notes that the latitude and longitude of this Project location was already reported on page 8 of its filed TRS, and is included in the Form 10-K/A on page 191.

April 3, 2023 Page 3

●	Texas Hub and Spoke Project TRS:

In this respect the Company notes that the latitude and longitude of this Project location are included in the updated and now filed TRS in Section 3.1 on pages 3-6 to 3-8, and on pages 134, 139, 152, 163 and 173 of the Form 10-K/A, however, is now also compiled and summarized below for ease of review and confirmation:

Hobson	28.9447	-97.9887
Burke Hollow	28.2677	-97.5152
Goliad	28.8686	-97.3433
Palangana	27.6732	-98.3934
Salvo	28.2632	-97.7889.

●	Wyoming Hub and Spoke Project TRS:

In this respect the Company notes that the latitude and longitude of this Project location was not provided for in the filed TRS, however, the Company did provide legal locations (sections, townships and ranges) for all properties. Latitude and longitude are provided in the updated and now filed TRS in Section 3.1 on pages 3-7 to 3-11, and on pages 31, 38, 48, 56, 66, 75, 84, 92, 101, 110, 119 and 126 in the Form 10-K/A, and also compiled and summarized below for ease of review and confirmation:

Allemand-Ross	43.3101	-105.7787
Barge	43.2729	-105.5905
Charlie	43.8274	-106.0594
Christensen Ranch	43.7982	-106.0235
Clarkson Hill	42.6593	-106.7006
Irigaray	43.8683	-106.1186
Jab	42.2209	-108.0439
West Jab	42.2611	-108.1225
Ludeman	42.9119	-105.6277
Moore Ranch	43.5652	-105.8480
Nine Mile	42.9807	-106.3278
Red Rim	41.6502	-107.5755
Reno Creek	43.6796	-105.7226.

●	Yuty Project TRS:

In this respect the Company notes that the latitude and longitude of this Project location was not provided for in the filed TRS, however, is now included in the updated and now filed TRS on page 7, and included in the Form 10-K/A on page 184.

April 3, 2023 Page 4

SEC Comment Letter:

“3.

For each mineral resource disclosed in the individual property section of your filing please disclose the point of reference used, the metallurgical recovery factor, and the cut-off grade as required by Item 1304 (d)(1) of Regulation S-K. In addition please include the mineral price for Clarkson Hill and Anderson.”

Company Response:

In this respect the Company now identifies the exact page references in each filed TRS whereby the point of reference, the metallurgical recovery factor and the cut-off grade is disclosed, and the Company also notes, where applicable, where an updated and now TRS has been provided for and been updated wherein for each mineral resource, if necessary, they now disclose the point of reference used, the metallurgical recovery factor and the cut-off grade as required by Item 1304 (d)(1) of Regulation S-K (including the mineral price for the Clarkson Hill and Anderson Projects):

●	Anderson Project TRS:

In this respect the Company notes that this TRS provides for a 90% metallurgical recovery factor, added to the mineral resource table as notes, on pages 2-2 and 11-50 of this TRS, and on page 200 of the Form 10-K/A.

●	Texas Hub and Spoke Project:

In this respect the Company notes that the Form 10-K/A and this updated and now filed TRS provides for an 80% metallurgical recovery factor; now added to section 11.1.1 on page 11-4 and in Tables 11-5 and 11-6 on pages 11-7 and 11-8. Tables 11-5 and 11-6 of this TRS identify that the point of reference for the mineral resources in this Project is in-situ at the Project. Where a cut-off grade was applied to Project areas, it was 0.02% as already shown in Table 11-2 (page 11-3) of this TRS. Due to the nature of ISR uranium mining, grade thickness or GT is more useful than grade alone at evaluating mineralization.

The following is the text including discussion of recovery factor from Section 11.1.1:

“Based on the depths of mineralization, average grade, thickness and GT, it is the QP’s opinion that the mineral resources at the Project can be recoverable by ISR methods using a long-term uranium price of $40/lb. and an estimated recovery factor of 80% which is consistent with leach testing results (where applicable) and typical in uranium ISR projects. The cutoffs were determined separately for each project area with the unique aspects of each project area taken into consideration.”.

April 3, 2023 Page 5

●	Wyoming Hub and Spoke Project TRS:

The mineral price for Clarkson Hill has been added to page 133 of the Form 10-K/A. Clarkson Hill was evaluated in this TRS and the mineral price of $40/lb is listed in Section 11.1.1 on page 11-1.

In this respect the Company notes that this updated and now filed TRS provides for an 80% metallurgical recovery factor, added to Section 11.1.1 on page 11-1 and Tables 11-4 and 11-5 on pages 11-6 and 11-7. Tables 11-4 and 11-5 of this TRS identify that the point of reference for the mineral resources in this Project is also in-situ at the Project. Where a cut-off grade was applied for specific Project areas it varied between 0.01% and 0.04% as already shown in Table 11-1 (page 11-2) of this TRS. Due to the nature of ISR uranium mining, grade thickness or GT is more useful than grade alone at evaluating mineralization.

The following is the text including discussion of recovery factor from 11.1.1:

“Based on the depths of mineralization, average grade, thickness and GT, it is the QP’s opinion that the mineral resources of the project areas can be recoverable by ISR methods using a long-term uranium price of $40/lb and an estimated recovery factor of 80% which is consistent with leach testing results (where applicable) and is typical in uranium ISR projects. The cutoffs were determined separately for each project area with the unique aspects of each project area taken into consideration.”.

●	Yuty Project TRS.

In this respect the Company notes that this TRS provides for a 70% metallurgical recovery factor, added to mineral resource table as notes, on pages 2-2 and 11-38 of this TRS, and on page 190 of the Form 10-K/A.

SEC Comment Letter:

“4.

We note you use a mineral resource uranium price of $65 per pound for certain properties, as compared to $40 per pound for other properties. Please expand your disclosure to explain the reasons for using $65 per pound price as required by Item 1302 (d)(2) of Regulation S-K.”

April 3, 2023 Page 6

Company Response:

In this respect the Company now identifies the exact page references in each filed TRS whereby the reasons for using a $65 per pound price as required by Item 1302 (d)(2) of Regulation S-K is disclosed and further notes, where applicable, where such disclosure is not necessary:

●	Anderson Project TRS:

In this respect the Company notes that no TRS revision is necessary in this regard. The determination of cut-off grade was based on a uranium price of US$65/lb U3O8 as set forth on page 11-48 of the TRS, and on page 200 of the Form 10-K/A.

●	Texas Hub and Spoke Project TRS:

In this respect the Company notes that no TRS revision is necessary in this regard as this TRS utilized a $40/lb price as set forth in section 11.1.1 on page 11-4 of the TRS.

●	Wyoming Hub and Spoke Project TRS:

In this respect the Company notes that no TRS revision is necessary in this regard as this TRS utilized a $40/lb price as set forth in section 11.1.1 on page 11-1 of the TRS.

●	Yuty Project TRS:

In this respect the Company notes that no TRS revision is necessary in this regard. The determination of cut-off grade was based on a uranium price of US$65/lb U3O8 as set forth on page 11-41 of the TRS, and on pages 189 and 190 of the Form 10-K/A.

SEC Comment Letter:

“5.

We note your disclosure of historical resources beginning on page 143 of your filing. Estimated quantities of historical resources are not defined under Item 1300 of Regulation S-K and therefore should be removed from your filing.”

Company Response:

In this respect the Company notes the historical resources beginning on page 143 of the Company’s prior Form 10-K filing are with reference to its Texas Hub and Spoke Project TRS, and also notes the applicability of this disclosure to the Company’s other TRS filings as follows:

●	Anderson Project TRS:

In this respect the Company notes that this updated and now filed TRS was revised in this regard deleting the previously stated historical resources as noted on page 5-15 of this TRS.

April 3, 2023 Page 7

●	Texas Hub and Spoke Project TRS:

In this respect the Company notes that Table 5-1 of this updated and now filed TRS on page 5-2 through 5-4 has been updated to remove the references to historical resource estimates.

●	Wyoming Hub and Spoke Project TRS:

In this respect the Company notes that no TRS revision is necessary in this regard as this Project has no indicated historical resources.

●	Yuty Project TRS:

In this respect the Company notes that no TRS revision is necessary in this regard as this Project has no indicated historical resources.

SEC Comment Letter:

“6.

Please revise to include a section that includes a description of internal controls with respect to exploration and mineral resource and reserve estimation efforts as required by Item 1305 of Regulation S-K.”

Company Response:

In this respect the Company notes that it has now included the following description of the internal controls it has with respect to exploration and mineral resource and reserve estimation efforts, as required by Item 1305 of Regulation, as follows beginning on page 30 of the Form 10-K/A:

“For Canadian and US exploration programs Quality Control and Quality Assurance (“QC/QA”) programs for geologic data collection and resource estimation are defined in each TRS along with protocols and procedures for data collection. To summarize, the QA/QC programs for exploration data are in place that cover four broad categories: geologic data collection, data verification, radiometric equivalent data and geochemical data. The controls in each of these broad categories serve to help the Company and its QP’s have confidence in the data and geologic interpretations that are being used in resource estimation.

April 3, 2023 Page 8

Geochemical data for Canadian exploration programs is supplied by the Geoanalytical Laboratory at the Saskatchewan Research Council (“SRC”). The quality management system at SRC, Geoanalytical Laboratories, operates in accordance with ISO/IEC 17025, General Requirements for the Competence of Testing and Calibration Laboratories; and is also compliant to ASB, Requirements and Guidance for Mineral Analysis Testing Laboratories. The management system and selected methods are accredited by the Standards Council of Canada. As part of the SRC’s commitment to continually assess the effectiveness of the services, all processes are subject to internal, second party and third-party audits. In addition to the lab controls on QA/QC, the Company submits duplicate samples and blank samples to the lab at a rate of approximately one in 20 samples each along with standard and a round robin pulp that are inserted at the lab, so that in a 20-sample batch there are 16 geochemistry samples for analysis. Failures of lab standards, blanks or duplicates are investigated and can result in re-assay of the samples to replace the original data in the database if necessary. Samples of mineralization at a rate of about 5% of the population are checked externally with a different accredited lab to help assure accuracy.

For U.S. exploration programs the preponderance of data utilized for resource and reserve estimates is generated from radiometric equivalent measurements made utilizing downhole geophysical logging techniques such as gamma-ray and prompt fission neutron (“PFN”) techniques. This technology has been employed in the exploration and development of sandstone uranium deposits in the U.S. since the 1950s. QA/QC of gamma-ray and PFN probes from each logging truck are required to maintain calibration by regular cross-checking the probes at a U.S. Department of Energy test pits located in George West, Texas or Casper, Wyoming. The pit is set up for logging units to calibrate the probes with a known radioactive source. Each test run generates calibration files for the operator to review and make necessary tool adjustments. Calibration runs typically are made on a one- or two-month interval, and files with the test pit run results are maintained by the operator. The available data indicate that the logging provided by the Company and contract probe trucks at the various U.S. projects have maintained industry standard calibration procedures for their probes.

For resource estimation the internal controls are more common to the U.S. and Canadian operations. Company staff will perform database verification on the geologic database which is then reviewed by the QP. If the QP was not involved in the primary data collection field program the QP will spot check a subset of drill collar locations and, if available, also compare collar elevations against a digital elevation model to evaluate and cross check the drill hole collar elevations. For resource estimation the block model is evaluated visually against geologic cross sections to ensure block grades match drill hole grades. The QP will evaluate probability plots and perform statistical analysis of the sample population to determine the need for and appropriate grade cap to limit the influence of high grade samples to the appropriate area. The preparation of Swath Plots is another internal control which can inform the QP if high-grade samples have an exaggerated influence on the resource model.

The reserve and resource estimates have inherent risks due to data accuracy, uncertainty from geological interpretation, mine plan assumptions, uncontrolled rights for mineral and surface properties, environmental challenges, uncertainty for future market supply and demand and changes in laws and regulations. Company management and QPs are aware of those risks that might directly impact the assessment of mineral reserves and resources. The current mineral resources are estimated based on the best information available and are subject to re-assessment when conditions change.”

April 3, 2023 Page 9

SEC Comment Letter:

“Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 237

7.

We note you do not state a conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of July 31, 2022. Please revise to disclose management’s conclusion with regard to the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K”

Company Response:

In this respect the Company notes that it has now revised Item 9A Controls and Procedures in the Form 10-K/A to disclose management’s conclusion with regard to the effectiveness of the Company’s disclosure controls and procedures in accordance with Item 307 of Regulation S-K as follows:

“Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404(a). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Principal Executive Officer and Principal Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with United States generally accepted accounting principles.

April 3, 2023 Page 10

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As at July 31, 2022, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company’s management concluded that, as of July 31, 2022, the Company’s internal control over financial reporting was effective.

The independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report has issued an attestation report on the Company’s internal control over financial reporting which appears herein.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth fiscal quarter for the fiscal year ended July 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”.

SEC Comment Letter:

“Item 15. Exhibits, Financial Statement Schedules

96.6, page 276

8.

It appears that your Wyoming ISR Hub and Spoke project technical report summary is missing several figures. For example it appears Figure 3-1 through Figure 3-3, Figure 6-2 through Figure 6-3b, and other figures have been omitted. Please consult with the associated qualified persons to obtain and file revised technical report summaries that includes the omitted figures. To the extent similar information has been omitted from your other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that are necessary to similarly resolve.”

April 3, 2023 Page 11

Company Response:

In this respect the Company notes that the updated and now filed TRS for its Wyoming Hub and Spoke Project has been updated to ensure that all figures are now included in the filing.

In this respect the Company also notes that the requisite TRS authors believe that the figures contained in all other Company Project TRS filings are fully provided for.

SEC Comment Letter:

“9.

We note that you have included a section in your technical report summary titled exploration potential. Please consult with your qualified person and revise this section of your technical report summary to comply with Item 1302 (c) of Regulation S-K. To the extent similar information has been included in your other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that are necessary to similarly resolve.”

Company Response:

In this respect the Company notes the historical resources beginning on page 143 of the Company’s prior Form 10-K filing are in reference to the Texas Hub and Spoke Project TRS, and the Company now identifies the exact page references in each filed TRS whereby any reference to exploration potential is made, as required by Item 1302 (c) of Regulation S-K, and confirms where such disclosure is not necessary:

●	Anderson Project TRS:

In this respect the Company notes that no TRS revision is necessary in this regard as there is no reference to exploration potential in this TRS or related to this Project.

●	Texas Hub and Spoke Project TRS:

In this respect the Company notes that no TRS revision is necessary in this regard as there is no reference to exploration potential in this TRS or related to this Project.

●	Wyoming Hub and Spoke Project TRS:

In this respect the Company notes that Section 9.2 Exploration Potential of this updated and now filed TRS was updated and retitled “Exploration Target” and moved into Chapter 7 of the updated TRS, specifically in Section 7.4 on pages 7-11 through 7-12 of the TRS.

April 3, 2023 Page 12

●	Yuty Project TRS:

In this respect the Company notes that no TRS revision is necessary in this regard as there is no reference to exploration potential in this TRS or related to this Project.

SEC Comment Letter:

“10.

We note from Table 10-1 that no recent processing or metallurgical testing has been conducted on material from certain project areas. Please consult with your qualified person and revise to explain how the qualified person determined the assumed mineral extraction process supports mineral resource reporting for these project areas. To the extent similar information has been included in your other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that are necessary to similarly resolve.”

Company Response:

In this respect the Company notes in respect of each TRS as to whether it includes an assumed mineral extraction process therein which supports mineral resource reporting and, where an updated TRS has been provided for, if necessary, to include determinations as to whether the requisite assumed mineral extraction process supports mineral resource reporting:

●	Anderson Project TRS:

In this respect the Company notes that in this TRS metallurgical testing was completed for a prior preliminary economic assessment completed in 2014 and a recovery of 90% was utilized based on the results on page 10-42 of the TRS.

●	Texas Hub and Spoke Project TRS:

In this respect the Company notes that this comment does not appear to apply to this TRS because there is no Table 10-1 in the TRS.

●	Wyoming Hub and Spoke Project TRS:

In this respect the Company notes that Section 6.3 of this TRS describes all of the Project deposits as sandstone-hosted roll-fronts. Saturated roll-front deposits in sandstone are inherently recoverable by ISR. All of the geologic formations hosting mineralization for this TRS Project properties have been the subject of metallurgical testing, pilot studies or successful uranium ISR production. In this respect the Company notes that it is the QP’s opinion that the information presented in this TRS is sufficient to support an Initial Assessment with an accuracy of +/-50% and a 25% contingency, and that the ISR mineral extraction process supports mineral resource reporting for these Project areas.

April 3, 2023 Page 13

In this respect the Company also notes that Section 22.2 of this TRS states that the “most significant potential risks to recovering the resources presented in this [TRS] will be associated with the success of the wellfield operation and recovery of uranium from the targeted host sands. The amount of uranium ultimately recovered from the Project is subject to in-situ wellfield recovery processes that can be impacted by variable geochemical and hydrogeological conditions”. This statement applies to all uranium ISR projects, and the Project areas included in this TRS do not present an unusual level of risk in this regard.

In addition, Table 10-1 of this TRS notes that no recent mineral processing or metallurgical testing was conducted at Allemand-Ross, Clarkson Hill, Ludeman and Red Rim. Below are explanations for how it was determined that the assumed mineral extraction process supports the mineral resource reporting for individual Project areas. It should be noted that the mineral resources reported in this TRS are in-situ at the Project areas.

Allemand Ross: The ISR process simply and effectively reverses the redox reaction that deposited uranium in sandstone hosted roll front deposits and the mineralization and geology at Allemand-Ross is well studied and understood. The uranium mineralization at the Allemand-Ross project area is located in the Fort Union Formation from which other projects such as the nearby Smith Ranch/Highland mine have successfully produced commercial quantities of uranium using ISR as discussed in Section 11.4 and Chapter 20 of the updated TRS. The Allemand-Ross project area has been explored but not permitted or licensed, and before permitting and developing the Allemand-Ross project area UEC will need to perform mineral processing and metallurgical testing.

Clarkson Hill: The ISR process simply and effectively reverses the redox reaction that deposited uranium in sandstone hosted roll front deposits and the mineralization and geology at Clarkson Hill is well studied and understood. The Clarkson Hill Project area is located in the Fort Union Formation from which other projects have successfully produced commercial quantities of uranium using ISR as discussed in Section 11.4 and Chapter 20 of the updated TRS. The Clarkson Hill Project area has been explored but not permitted or licensed, and before permitting and developing the Clarkson Hill Project the Company will need to perform mineral processing and metallurgical testing.

Ludeman: Two successful pilot plant studies were conducted by prior owners and are noted in Section 9.1 of the updated TRS and referenced in Table 10-1.

April 3, 2023 Page 14

Nine Mile: A pilot ISR and leachability study was conducted at the Nine Mile Project area by Rocky Mountain Energy (RME) and the U.S. Bureau of Mines as described in Section 9.1 of the updated TRS and referenced in Table 10-1.

Red Rim: The ISR process simply and effectively reverses the redox reaction that deposited uranium in sandstone hosted roll front deposits and the mineralization and geology at Red Rim is well studied and understood. The Red Rim Project area is located in the Fort Union Formation from which other projects have successfully produced commercial quantities of uranium using ISR as discussed in Section 11.4 and Chapter 20 of the updated TRS. The Red Rim Project area has been explored but not permitted or licensed, and before permitting and developing the Red Rim Project area the Company will need to perform mineral processing and metallurgical testing.

The Company does not propose to update this TRS based on the responses herein.

●	Yuty Project TRS:

In this respect the Company notes that this TRS used the CIM guideline recovery of 70%, as there has been limited recent metallurgical testing, as detailed on pages 10-35 and 10-36s of the TRS.

SEC Comment Letter:

“11.

Please revise to include the qualified person’s estimates of cut-off grades based on assumed costs and commodity prices that provide a reasonable basis for establishing the prospects of economic extraction for mineral resources, as required by Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K. To the extent similar information has been omitted from the other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that are necessary to similarly resolve.”

Company Response:

In this respect the Company notes in respect of each TRS the exact page references in each filed TRS whereby the qualified person’s estimates of cut-off grades based on assumed costs and commodity prices provide a reasonable basis for establishing the prospects of economic extraction for mineral resources, as required by Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K is provided for, and also notes where, if an updated TRS is provided for, to include this information:

●	Anderson Project TRS:

In this respect the Company notes that additional language has now been added in this updated and now filed TRS to clarify both the cut-off and reasonable prospects for eventual economic extraction on pages 11-48 and 11-49 of the TRS.

April 3, 2023 Page 15

●	Texas Hub and Spoke Project TRS:

In this respect the Company notes that Section 11.1.1 Reasonable Prospects of Economic Extraction (page 11-4) and Table 11-2 of this updated and now filed TRS on page 11-3 state the cut-off grades and prices used to determine the reasonable prospect of economic extraction for this Project.

●	Wyoming Hub and Spoke Project TRS:

In this respect the Company notes that Section 11.1.1 Reasonable Prospects of Economic Extraction (page 11-1) and Table 11-1 of this updated and now filed TRS on page 11-2 state the cut-off grades and prices used to determine the reasonable prospect of economic extraction.

●	Yuty Project TRS:

In this respect the Company notes that additional language has now been added in this updated and now filed TRS to clarify both the cut-off and reasonable prospects for eventual economic extraction on pages 11-41 and 11-42 of the TRS.

SEC Comment Letter:

“12.

We note that in section 11.4 of your technical report summary that your qualified person has provided an opinion that as your project contains multiple project areas in different geologic settings and stages of development, it is virtually impossible to fully resolve all issues relating to relevant technical and economic factors likely to influence the prospect of economic extraction. This statement seems to run contrary to the definition of a mineral resource in that, as defined under Item 1300 of Regulation S-K, a mineral resource has a reasonable prospect of economic extraction and with assumed and justifiable technical and economical conditions is likely to become economically extractable. Please explain this statement and revise this section as necessary. To the extent similar information has been included in your other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that are necessary to similarly resolve.”

Company Response:

In this respect the Company notes that the updated and now filed TRSs for each of the Texas Hub and Spoke Project and the Wyoming Hub and Spoke Project have been updated to include an explanation for any statements made therein wherein the qualified person has provided an opinion that, as the particular Project contains multiple project areas in different geologic settings and stages of development, it is virtually impossible to fully resolve all issues relating to relevant technical and economic factors likely to influence the prospect of economic extraction – any such statement seeming to run contrary to the definition of a mineral resource in that, as defined under Item 1300 of Regulation S-K, a mineral resource has a reasonable prospect of economic extraction and with assumed and justifiable technical and economical conditions is likely to become economically extractable:

April 3, 2023 Page 16

●	Anderson Project TRS:

In this respect the Company notes that no such statement exists in this TRS.

●	Texas Hub and Spoke Project TRS:

In this respect the Company notes that Section 11.4 of this updated and now filed TRS (page 11-10) has been revised to clarify the intent of the statement.

●	Wyoming Hub and Spoke Project:

In this respect the Company notes that Section 11.4 of this updated and now filed TRS (page 11-9) has been revised to clarify the intent of the statement.

●	Yuty Project TRS:

In this respect the Company notes that no such statement exists in this TRS.

In this respect the Company also notes that the requisite TRS authors believe that no other Company Project TRS filings require corrections with respect to this information.

SEC Comment Letter:

“Notes to the Consolidated Financial Statements

Note 9: Equity-Accounted Investment, page F-23

13.

We note your equity interest in Uranium Royalty Corp. (“URC”) has decreased to 15.5% as of July 31, 2022 and further to 15.4% as of October 31, 2022, but that you continue to believe you have the ability to exercise significant influence with representation on URC’s board of directors. Please explain in further detail why you believe it remains appropriate to account for your investment in URC using the equity method of accounting. As part of your response, address how you concluded your ability to exercise significant influence over URC based on the factors in FASB ASC 323-10-15-6 overcame the presumption in FASB ASC 323-10-15-8.”

April 3, 2023 Page 17

Company’s Response:

In this respect the Company initially notes that:

●

during the fiscal year 2019, the Company closed on a Royalty Purchase Agreement and received 12,000,000 consideration shares of URC, which increased the Company’s holdings to 14,000,000 URC shares, representing a 32.6% interest in URC at July 31, 2019. The Company then began equity accounting for URC due to the Company’s shareholdings and two of the Company’s officers being members of URC’s board of directors;

●	the Company owned 15.4% of URC as at October 31, 2022;

●	Amir Adnani is both the Chairman and Director of URC and the founder, CEO and director of the Company. Mr. Adnani owns an additional 2,333,400 shares, 1,333,400 warrants and 80,000 options of URC;

●	Scott Melbye is the CEO, President and a director of URC and the Executive Vice President of UEC. Mr. Melbye owns an additional 475,000 shares, 75,000 warrants and 200,000 options of URC;

●	Messrs. Adnani and Melbye represent 2 of 5 or 40% of URC’s directors;

●

As noted in URC’s public filings, UEC is the operator of the Anderson, Reno Creek and Workman Creek royalties. These three projects represent approximately 20% of the carrying value of URC’s royalties and royalty option assets based on carrying value; and

●	URC is widely held, and there are no shareholders of URC owning more than 5% of its issued shares.

The Company noted and considered ASC 323-10-15-8, which states, in part, “Conversely, an investment of less than 20 percent of the voting stock of an investee shall lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.”

The Company also considered ASC 323-10-15-6, which states:

“Ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following:

a.	Representation on the board of directors

b.	Participation in policy-making processes

c.	Material intra-entity transactions

d.	Interchange of managerial personnel

e.	Technological dependency

April 3, 2023 Page 18

f.

Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor)….”.

In particular, the Company believes that the Company has the ability to exercise significant influence over operating and financing policies of URC due to the fact that:

●	Amir Adnani, the Company’s current President, CEO and a director, is also a director and the Chairman of URC’s board of directors;

●	Scott Melbye, the Company’s current Executive Vice President, is also a director and the CEO of URC;

●	Messrs. Adnani and Melbye represent 40% of URC’s board representation and a share of executive management with URC;

●	Messrs. Adnani and Melbye are voting members of URC’s board of directors; and

●	the Company’s 15.4% interest in URC is the largest shareholder block. There are no other shareholders with an interest greater than 5%.

SEC Comment Letter:

“Form 10-Q for Fiscal Quarter Ended October 31, 2022

Note 3: Acquisition of UEX Corporation, page F-11

“14.	Please provide a detailed analysis of how you concluded that the UEX Acquisition was the acquisition of assets rather than a business under FASB ASC 805.”

Company Response:

In this respect the Company notes and is of the view that UEX represented a set group of assets the entire interest of which was acquired by the Company through the purchase of all of the issued and outstanding common shares of UEX. As a result, the Company determined that it should account for the acquisition in accordance with ASC 805-50, section “Acquisition of Assets Rather Than a Business”.

In this respect the Company also notes that it completed an analysis applying ASC 805 with reference to the definition of a business under ASC 805-10-55. The Company considered the screen test and whether substantially all of the fair market value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The gross assets acquired did not represent a single identifiable asset or group of similar identifiable assets that represented substantially all of the assets acquired.

April 3, 2023 Page 19

The Company considered the definition of a business in ASC 805-10-55-3A, “… A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants”. In order to be a business, a set needs to have an input and a substantive process that together significantly contribute to the ability to create outputs.

The Company determined that UEX does not have “output” at present, as the assets acquired include primarily certain mineral rights and properties which are in the exploration and evaluation stage, an equity accounted investee with exploration and evaluation stage mineral rights and properties and working capital items. The existence of mineral reserves has not been established for any of the properties. The Company also notes that the UEX acquisition did not include more than an insignificant amount of goodwill and that the set of acquired assets does not operate independently.

The Company also determined that UEX has neither an organized workforce nor any input that the workforce could develop or convert into outputs currently in place.

Additionally, the Company determined that they acquired no substantive processes which if applied to an acquired input, significantly contributes to it the ability to create outputs.

We hope and trust that each of the foregoing and the now updated and filed responsive materials (inclusive of the now updated and filed Form 10-K/A and TRSs) are clear, satisfactory and fully responsive to the Comment Letter; however, should the SEC have any immediate questions or concerns respecting any of the same please do not hesitate to contact the undersigned, at 604.691.7445, at the SEC’s convenience at any time.

We thank the SEC in advance for its prompt attention to and its continued cooperation in this matter and, in the interim, we remain,

Yours very truly,

/s/ Thomas Deutsch

Thomas Deutsch*
for McMillan LLP

* Law Corporation
ec.         The Company and PwC